Exhibit (a)(5)(D)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

)
SAM BERLINBERG, on behalf of himself and	)
all others similarly situated,	)
Plaintiff,	)	Civil Action No.:
)
)
vs.	)
)
BRONCO DRILLING COMPANY, INC.,	)
CHESAPEAKE ENERGY CORPORATION,	)
NOMAC ACQUISITION, INC., D.	)
FRANK HARRISON, RICHARD B. HEFNER,	)
DAVID W. HOUSE, WILLIAM R. SNIPES and	)
GARY C. HILL,	)
Defendants.	)
)
)
)

VERIFIED CLASS ACTION COMPLAINT

Plaintiff, Sam Berlinberg, by his undersigned attorneys, for his Verified Class Action complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a shareholder class action brought by plaintiff on behalf of himself and the public shareholders of Bronco Drilling Company, Inc., (“Bronco” or the “Company”) against Bronco, the directors of Bronco, Chesapeake Energy Corporation and its indirect wholly owned subsidiary, Nomac Acquisition, Inc., (“Merger Sub”) (collectively, “Chesapeake”) arising out of their agreement to sell Bronco to Chesapeake (the “Proposed Transaction”). In pursuing the Proposed Transaction, each of the defendants has violated applicable law by directly breaching and/or aiding breaches of fiduciary duties of loyalty and due care owed to plaintiff and the proposed class.

2. On April 14, 2011, Bronco entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which Chesapeake will acquire all of Bronco’s outstanding shares of common stock and debt, pursuant to a tender offer (“Tender Offer”) for approximately $315 million, after which Bronco will merge into a Chesapeake-controlled entity. The Proposed Transaction has been approved by Bronco’s Board of Directors (the “Board”). Under the terms of the Proposed Transaction, Bronco stockholders will receive $11.00 in cash for each share of Bronco common stock (the “Offer Price”).

3. The Proposed Transaction offers Bronco shareholders a mere 6% premium to Bronco’s closing price on the last trading day prior to the acquisition announcement. Moreover, analysts have set a target price for Bronco shares as high as $13.50.

4. The Proposed Transaction is the product of a flawed process that is designed to ensure the sale of Bronco to Chesapeake on terms preferential to Chesapeake, but detrimental to plaintiff and the other public stockholders of Bronco. Plaintiff seeks to enjoin the Proposed Transaction.

PARTIES

5. Plaintiff is and has been, at all times relevant hereto, a Bronco shareholder.

6. Bronco is a Delaware corporation and maintains its principal executive offices at 16217 North May Avenue, Edmond, Oklahoma. The Company’s securities trade on the NASDAQ under the symbol “BRNC.” Bronco provides contract land drilling and workover services to the oil and natural gas exploration and production companies in the United States.

7. Defendant Chesapeake Energy Corporation is an Oklahoma corporation and maintains its principal executive offices at 6100 North Western Avenue Oklahoma City, Oklahoma. Chesapeake Energy Corporation together with its subsidiaries, produces natural gas in the United States.

8. Defendant Nomac Acquisition, Inc. (“Merger Sub”), is a Delaware corporation and an indirect wholly owned subsidiary of Chesapeake Energy Corporation.

9. Defendant D. Frank Harrison (“Harrison”) is the Company’s Chairman of the Board and has served as Chief Executive Officer and a director of the Company since May 2005.

10. Defendant Richard B. Hefner (“Hefner”) has served as a director of the Company since 2010 and is a member of the Board.

11. Defendant David W. House (“House”) has served as a director of the company since September 2008 and is a member of the Board.

12. Defendant William R. Snipes (“Snipes”) has served as a director of the company since February 2006 and is a member of the Board.

13. Defendant Gary C. Hill (“Hill”) has served as a director of the company since August 2006 and is a member of the Board.

14. The Defendants named above in ¶¶ 9 through 13 are sometimes collectively referred to herein as the “Individual Defendants.”

15. The Individual Defendants, as officers and/or directors of the Company, owe fiduciary duties to its public shareholders. As alleged herein, they have breached their fiduciary duties by failing to maximize shareholder value in a proposed sale of the Company.

CLASS ACTION ALLEGATIONS

16. Plaintiff bring this action on his own behalf and as a class action pursuant to Delaware Court of Chancery Rule 23, on behalf of all holders of Bronco stock who are being and will be harmed by defendants’ actions described herein (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation or other entity related to or affiliated with any defendants.

17. This action is properly maintainable as a class action.

18. The Class is so numerous that joinder of all members is impracticable. According to the Merger Agreement, Bronco has approximately 28,800,059 shares of common stock outstanding likely owned by thousands of shareholders, excluding defendants.

19. There are questions of law and fact that are common to the Class, including, inter alia, the following:

(a) Whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Proposed Transaction;

(b) Whether the Individual Defendants have breached their fiduciary duties to secure and obtain the best price reasonable under the circumstances for the sale of Bronco;

(c) Whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Transaction, including the duties of good faith, diligence, candor and fair dealing;

(d) Whether the Offer Price is unfair and inadequate;

(e) Whether Chesapeake and its affiliates have aided and abetted breaches of fiduciary duties by the Individual Defendants; and

(f) Whether plaintiff and the other members of the Class will be irreparably harmed were the transactions complained of herein consummated.

20. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

21. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature, and will fairly and adequately protect the interests of the Class.

22. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

23. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FACTUAL ALLEGATIONS

24. Bronco provides contract land drilling services to oil and gas exploration and production companies throughout the United States. It also provides well services, including maintenance, new well completion, and plugging and abandonment services, as well as engages in the installation and removal of downhole equipment and elimination of obstructions in the well bore to facilitate the flow of oil and gas. The company operates drilling rigs in Oklahoma, Texas, Pennsylvania, West Virginia, North Dakota, Utah, and Louisiana. As of February 28, 2010, it owned a fleet of 37 marketed land drilling rigs and 61 work over rigs, as well as 60 trucks used to transport its rigs. The company markets its drilling and workover rigs through employee marketing representatives. Bronco Drilling Company, Inc. was founded in 2001 and is headquartered in Edmond, Oklahoma.

25. The long term prospects for Bronco’s products and finances are good. Despite the recent economic downturn throughout the United States, the Company has improved its revenues and net earnings.

26. On November 4, 2010, the Company released its 2010 fiscal third quarter financial results and highlighted increased revenues of $34.8 million compared to $29.9 million for the second quarter of 2010 and $ 15.8 million for the third quarter of 2009.

27. Similarly, on March 4, 2011, the Company issued a press release announcing its 2010 fiscal fourth quarter financial results and again highlighted its long term prospects. The March 4, 2011, press release, in pertinent part, stated:

Bronco Drilling Company, Inc. Announces Fourth Quarter and Fiscal Year 2010 Results

OKLAHOMA CITY, Mar 04, 2011 (BUSINESS WIRE) —

Bronco Drilling Company, Inc., (Nasdaq/GS:BRNC), announced today financial and operational results for the three months and twelve months ended December 31, 2010.

Revenues for the fourth quarter of 2010 were $37.3 million compared to $34.8 million for the third quarter of 2010 and $15.9 million for the fourth quarter of 2009.

“I am very proud of the company’s accomplishments in 2010. We were able to reduce our net debt position from $42.4 million to $0 by year end all while increasing key metrics of revenue days and Adjusted EBITDA by 31% and 74%, respectively, over 2009. We believe the strong operating performance coupled with our healthy balance sheet provides us with a great deal of flexibility as we implement new growth strategies. We have made it a priority as we move forward with our growth plans to maximize the risk reward tradeoff in these projects. We believe this will create significant value for shareholders while maintaining a prudent financial risk profile,” said Frank Harrison, Chairman and CEO of Bronco Drilling Company, Inc.

28. Just as shareholders were looking forward to reaping the profits of the Company’s strategies, Bronco issued a press release on April 15, 2011, announcing the Proposed Transaction. The press release, in pertinent part, stated:

CHESAPEAKE ENERGY CORPORATION TO ACQUIRE

BRONCO DRILLING COMPANY, INC.

Bronco’s Shareholders to Receive $11.00 Per Share in Cash

Chesapeake Will Add 22 Drilling Rigs to Assist in Ramp-up of

Company’s Liquids-Focused Drilling Programs

OKLAHOMA CITY, OKLAHOMA, APRIL 15, 2011 – Chesapeake Energy Corporation (NYSE:CHK) and Bronco Drilling Company, Inc. (NASDAQ/GS: BRNC) today announced that they have entered into a definitive agreement for Chesapeake to acquire Bronco for approximately $315 million, including debt, net working capital and outstanding warrants.

Under the agreement, Chesapeake will make a cash tender offer to acquire all outstanding shares of Bronco’s common stock at a price of $11.00 per share. The $11.00 per share purchase price represents premiums of 6% and 24% over the closing price of Bronco’s common stock on the NASDAQ on April 14, 2011 (the date of signing of the definitive agreement) and the average closing price for the 90-calendar day period ending on April 14, 2011, respectively.

The transaction has been unanimously approved by the Boards of Directors of both companies. The Board of Directors of Bronco unanimously recommends that Bronco’s shareholders accept the Chesapeake offer. Third Avenue Management LLC, on behalf of its investment advisory clients, and Inmobiliaria Carso, S.A. de C.V., which are Bronco’s largest shareholders and collectively own or have dispositive authority over approximately 32% of Bronco’s outstanding common stock, have committed to tender all their shares into the Chesapeake offer.

The acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy at an attractive price per rig. Bronco currently owns 22 high-quality drilling rigs primarily operating in the Williston and Anadarko basins, including three that are under contract with Chesapeake. Chesapeake is currently Bronco’s second largest customer.

Following the closing of the transaction, Chesapeake will integrate Bronco’s 22 rigs into Chesapeake’s wholly-owned subsidiary, Nomac Drilling, L.L.C., which currently owns 95 drilling rigs available for service, of which 90 are currently drilling under contract for Chesapeake. The company is currently operating a total of 160 drilling rigs and plans to end 2012 utilizing approximately 200 drilling rigs. Chesapeake believes that the acquisition of Bronco should satisfy the vast majority of Chesapeake’s anticipated rig investment needs through 2012.

Aubrey K. McClendon, Chesapeake’s CEO, stated, “We have known and admired Bronco’s management team and assets for years and we are especially pleased to announce this transaction today. The acquisition of Bronco is a great additional step in our vertical integration strategy and increases confidence in our plan to ramp up drilling activities in highly lucrative, liquids-rich unconventional resource plays. We look forward to working with Bronco’s management team to quickly complete this transaction and integrate operations.”

29. The timing of the Proposed Transaction has been engineered to cap the recent increase in the trading price of Bronco’s shares and if the Proposed Transaction is consummated will likely result in Bronco’s shareholders being cashed out of their interest in the Company at below the Company’s true value. The Offer Price reflects an inadequate premium to the trading price of the Company’s common stock given that Bronco has promising revenue growth. Indeed, the Proposed Transaction consideration represents a mere 6% premium to Bronco’s closing price on the last trading day prior to the acquisition announcement. Further, according to Thomson/First Call, at least one analyst following the Company has set a price target of $13.50 per share for the Company. Further, Chesapeake announced following entering into the Merger Agreement, that “the acquisition will enable Chesapeake to further its goal of owning approximately two-thirds of the rigs that it operates in its drilling program – a key aspect of its vertical integration strategy – at an attractive price per rig” further demonstrating the inadequate Offer Price.

30. In addition to the foregoing, it is expected that certain members of the Company’s Board, as yet unidentified, secured ongoing Board positions with Chesapeake. Thus these directors will get the best of both worlds — cashing out illiquid, under-the-water equity interests and keeping their jobs. Shareholders will not receive anything similar in the way of material benefits. Further, the Merger Agreement also provides that, upon payment for shares representing at least a majority of the total number of outstanding shares of the Company’s common stock on a fully diluted basis, Merger Sub will be entitled to designate a number of directors to the Board of Directors of the Company.

31. Having apparently failed to maximize the sale price for the Company, the Individual Defendants have breached the fiduciary duties they owe to the Company’s public shareholders because the Company has been improperly valued and shareholders will not likely receive adequate or fair value for their Bronco common stock in the Proposed Transaction.

32. Furthermore, and in violation of the duty of the Individual Defendants to maximize shareholder value, the Merger Agreement contains terms designed to favor the Proposed Transaction and deter alternative bids.

33. By way of example, § 4.2 of the Merger Agreement includes a “no solicitation” provision barring the Board and any Company personnel from initiating, soliciting or taking any other action designed to result in the making, submission or announcement of, any proposal or offer that attempts to procure a price in excess of the Offer Price. This section also demands that the Company terminate any and all prior or on-going discussions with other potential suitors.

34. In addition, pursuant to §4.2 of the Merger Agreement, should an unsolicited bidder appear, the Company must notify Chesapeake of the bidder’s offer within twenty-four (24) hours from receiving the alternative proposal. Thereafter, should the Board determine that the unsolicited offer is superior, Chesapeake is granted five business days to amend the terms of the Merger Agreement to make a counter-offer so that the competing bid no longer constitutes a superior proposal. Chesapeake is able to match the unsolicited offer because it is granted unfettered access to the unsolicited offer, in its entirety, eliminating any leverage that the Company has in receiving the unsolicited offer, and significantly deterring an alternative offer from coming forward.

35. In other words, the Merger Agreement gives Chesapeake access to any rival bidder’s information and allows Chesapeake a free right to top any superior offer. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly ensures that any “auction” will favor Chesapeake and piggy-back upon the due diligence (and financial outlay) of the foreclosed second bidder.

36. Moreover, pursuant to §§ 7.01 and 5.05 of the Merger Agreement, the Company has agreed to pay an unreasonable termination fee of up to $ 13 million payable to Chesapeake in certain circumstances, including if the Company terminates the Merger Agreement because the Board has determined to pursue another alternative superior offer.

37. Further in an attempt to “lock-up” the Proposed Transaction the Company has granted an irrevocable “Top-Up Option” to Chesapeake allowing it to purchase additional Company shares needed to affect a Short-form Merger. The Top-Up Option allows Chesapeake to acquire up to 90% plus one share of Company common stock and pursue a short form merger under 8 Del. C. §253, without a shareholder vote and without any requirement of establishing the entire fairness of the Proposed Transaction. The Merger Agreement grants Chesapeake an open- ended irrevocable stock option for all remaining authorized shares, that Chesapeake may exercise whenever it chooses.

38. Similarly, concurrently with the execution of the Merger Agreement, Third Avenue Management LLC and Inmobiliaria Carso, S.A. de C.V. and Carso Infreestructura y Construccion, S.A.B. de C.V. entered into Tender Support Agreements with Chesapeake pursuant to which such stockholders have agreed to tender their Shares in the Tender Offer and to vote their Shares in favor of the Merger. In addition, such stockholders have agreed generally to refrain from disposing of their Shares and soliciting alternative acquisition proposals to the Merger. The shares subject to the Stockholder Tender Agreements comprise approximately 32% of the Company’s outstanding shares of common stock.

39. Unless enjoined by this Court, the defendants will continue to breach and/or aid the breaches of fiduciary duties owed to plaintiff and the Class, and may consummate the Proposed Transaction to the irreparable harm of the Class.

40. Plaintiff and the other members of the Class have no adequate remedy at law.

FIRST CAUSE OF ACTION

CLAIM FOR BREACHES OF FIDUCIARY DUTIES

AGAINST THE INDIVIDUAL DEFENDANTS

41. Plaintiff repeats and re-alleges each allegation set forth herein.

42. The Individual Defendants have violated their fiduciary duties of care and loyalty owed to the public shareholders of Bronco. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the value of their investment in Bronco.

43. As demonstrated by the allegations above, the Individual Defendants have failed to exercise the necessary care required, and breached their duties of loyalty because, among other reasons:

(a) they have failed to properly value the Company;

(b) they have failed to take steps to maximize the value of Bronco to its public shareholders; and

(c) they have agreed to terms in the Merger Agreement and other terms that favor Chesapeake and deter alternative bids.

44. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties owed to plaintiff and the other members of the Class, and may consummate the Proposed Transaction which will deprive the Class of its fair proportionate share of Bronco’s valuable assets and businesses, to the irreparable harm of the Class.

45. Plaintiff and the Class have no adequate remedy at law. Only through the exercise of this Court’s equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which the Individual Defendants’ actions threaten to inflict.

SECOND CAUSE OF ACTION

AGAINST CHESAPEAKE ENERGY CORPORATION AND MERGER SUB FOR

AIDING AND ABETTING BREACHES OF FIDUCIARY DUTIES

46. Plaintiff repeats and re-alleges each allegation set forth herein.

47. Defendants Chesapeake Energy Corporation and Merger Sub, by reason of their status as parties to the Merger Agreement, and their possession of non-public information, have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

48. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants Chesapeake Energy Corporation and Merger Sub who, therefore, have aided and abetted such breaches in the proposed sale of Bronco to Chesapeake.

49. As a result of the unlawful actions of defendants Chesapeake Energy Corporation and Merger Sub, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive value for Bronco’s assets and business. Unless the actions of defendants Chesapeake Energy Corporation and Merger Sub are enjoined by the Court, defendants Chesapeake Energy Corporation and Merger Sub will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to plaintiff and the members of the Class.

50. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands injunctive relief in plaintiff’s favor and in favor of the Class and against defendants, as follows:

A. Declaring that this action is properly maintainable as a class action and designating Plaintiff as Class representative and its counsel as counsel for the Class;

B. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Proposed Transaction, unless and until the Company adopts and implements a procedure or process to obtain the highest possible price for shareholders;

C. To the extent the Proposed Transaction is consummated before the entry of this Court’s final judgment, rescinding it and setting it aside or awarding to Plaintiff and the Class rescissory damages;

D. Imposing a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

E. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys’ and experts’ fees; and

F. Granting such other and further equitable relief as this Court may deem just and proper.

ROSENTHAL, MONHAIT & GODDESS, P.A.
Dated: April 20, 2011
	By:	/s/ Carmella P. Keener
Carmella P. Keener (Del. Bar. No. 2810)
OF COUNSEL:	919 N. Market Street, Suite 1401
Citizens Bank Center
RYAN & MANISKAS, LLP	P.O. Box 1070
Katharine M. Ryan	Wilmington, DE 19899-1070
Richard A. Maniskas	(302) 656-4433
995 Old Eagle School Rd., Ste. 311
Wayne, PA 19087	Attorneys for Plaintiff
(P) 484-588-5516
(F) 484-450-2582